Kenneth L. betts

Partner

(214) 463-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

July 2, 2019

Ms. Sara von Althann

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	American Hospitality Properties REIT, Inc.
Offering Statement on Form 1-A
Submitted on May 14, 2019
CIK No. 0001759214

Dear Ms. von Althann:

This letter is submitted on behalf of American Hospitality Properties REIT, Inc. (formerly known as American Hospitality Properties Fund IV, Inc.) (the “Company”) in response to the comment from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) received in a telephone conversation with you on June 4, 2019 (the “Telephone Comment”) with respect to the Company’s Offering Statement on Form 1-A submitted on May 14, 2019, 2019 (the “Offering Statement”).  The Company is concurrently filing Amendment No. 3 to the Offering Statement (“Amendment No. 3”), which includes changes to reflect the response to the Telephone Comment.

For reference purposes, we have paraphrased the Telephone Comment in bold font. The response provided herein is based on information provided to Winston & Strawn LLP by the Company.

Form 1-A filed May 14, 2019

We note that in your response to our Comment No. 1 in our prior comment letter that the Company stated that it “may” update a previously disclosed Transaction Price where there has been a material change to the Company’s NAV per Share during a quarter.  Please revise the disclosure to state that the Company “will” update the previously disclosed Transaction Price in such event or, if not, explain why you are not required to do so.

Response:  In response to the Telephone Comment, the Company has revised the language on page 7 to provide the requested disclosure.

July 2, 2019 Page 2

If you have any questions or would like further information concerning the Company’s response to the Telephone Comment, please contact either me at (214) 453-6435 or Mr. Nelson at (214) 750-2967.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	W.L. “Perch” Nelson
American Hospitality Properties REIT, Inc.